UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________
                     FORM 12b-25

SEC FILE NUMBER 1-11657
CUSIP NUMBER 899896104

NOTIFICATION OF LATE FILING

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: July 1, 2023
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transitional Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Tupperware Brands Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

14901 South Orange Blossom Trail
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32837
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Tupperware Brands Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 1, 2023 (the “Q2 Form 10-Q”) by the prescribed due date.

Due to the time and effort required to complete the consolidated financial statements for the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarter ended April 1, 2023 (the “Q1 Form 10-Q”), the Company will be unable, without unreasonable effort or expense, to complete and file the Q2 Form 10-Q within the prescribed time period. As previously disclosed on its Form 8-K on April 7, 2023, the Company is continuing its restatement of previously issued financial statements and the financial statement close process for the year ended December 31, 2022. Since the Form 8-K filing, the Company has identified additional prior period misstatements and additional material weaknesses in internal control over financial reporting. Such Form 8-K also disclosed the Company’s conclusion that there is substantial doubt about its ability to continue as a going concern.

The Company is endeavoring to complete its financial close process and file its Q1 Form 10-Q as promptly as possible after filing the Form 10-K. The Company intends to file its Q2 Form 10-Q as promptly as possible after filing the Q1 Form 10-Q.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the filing of the Form 10-K, the Q1 Form 10-Q and the Q2 Form 10-Q, and preliminary estimated revenues for the quarter ended July 1, 2023. Such forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: whether the Company will identify additional errors in previously issued financial statements, the accuracy of its assumptions underlying its revenue estimation for the quarter ended July 1, 2023, and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mariela Matute	407	826-8899
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
	If answer is no, identify report(s).			☐	Yes	☒	No
Form 10-K for the fiscal year ended December 31, 2022
Form 10-Q for the quarter ended April 1, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected
	by the earnings statements to be included in the subject report or portion thereof?			☒	Yes	☐	No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company is still completing its second quarter 2023 financial close process, it expects that its Q2 Form 10-Q will reflect a material decline in revenues for the quarter ended July 1, 2023 as compared to the quarter ended June 25, 2022. The Company believes that its preliminary estimated revenue results for the quarter ended July 1, 2023 will be within the range of $260 - $270 million. The Company is still completing its financial statement close process for the Q2 Form 10-Q given the reasons noted in Part III above and, therefore, no reasonable quantitative estimate of the changes can be made at this time.
________________________________________

Tupperware Brands Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 3, 2023	By:	/s/ Mariela Matute
Mariela Matute
Chief Financial Officer